Securities and Exchange Commission
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934


Arguss Holdings, Inc.

Common Stock, $0.01 Par Value
(Title of Class of Securities)

040282105
(CUSIP Number)


David Pouliotte
Route 4, P.O. Box 459
Epsom, NH  03234
603/736-4766


(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5,1997
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 040282105                13D
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     DAVID POULIOTTE      013 42 6904
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  X
3.   SEC USE ONLY
4.    SOURCE OF FUNDS*
                       SC
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                        USA
NUMBER OF     7.     SOLE VOTING POWER  785,663     7.60%
     SHARES
BENEFICIALLY  8.     SHARED VOTING POWER
OWNED BY
     EACH       9.     SOLE DISPOSITIVE POWER  785,663 7.60%
REPORTING
PERSON WITH  10.     SHARED DISPOSITIVE POWER
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       785,663
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (22)
EXCLUDES CERTAIN SHARES*
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.60%
14.        TYPE OF REPORTING PERSON*                   IN
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!




     The Statement on Schedule 13D ("Schedule 13D") dated February 13, 1998 which was filed on behalf of Ronald D. Pierce with regard to his beneficial ownership of shares of Common Stock $0.01 par value per share (the "Common Stock"), of Arguss Holdings, Inc. (formerly known as Conceptronic, Inc.), a Delaware corporation (the "Company"), is hereby set forth below.

Item 1. Security and Issuer:

     This statement on Schedule 13D, related to the Common
Stock, $0.01 par value per share (the "Common Stock"), of the Company.

     The address of the Company's principal executive offices are located at One Church Street, Rockville, Maryland 20850.

Item 2. Identity and Background:

     (a) This Statement is being filed by David Pouliotte
(the "Filing Person").

     (b) Business address: White Mountain Cable Construction Corp. Route 4, P.O. Box 459, Epsom, NH 03234

     (c) Vice Chairman - White Mountain Cable Construction Corp.

     (d) No

     (e) No

     (f) U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration:

The securities were acquired pursuant to a merger between the Filing Person's company - White Mountain Cable
Construction Corp. - and a wholly owned subsidiary of Arguss
Holdings, Inc., as of March 5, 1997.

Item 4. Purpose of Transaction

The Filing Person acquired the shares of Common Stock pursuant to the transaction described in Item 3, and his present intention for holding such shares is for investment purposes. The Filing Person may, depending upon market conditions and other factors, acquire additional shares of Common Stock in the future or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to
Schedule 13D.

Except as set forth above, the Filing Person has not formulated any plans or proposals as a result of ownership, which relates to or would result in any of the following:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries.
(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Company;
(f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or
(j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer:

     As of the date of this statement, the Filing Person is the direct beneficial owner of 785,663 shares of Common
Stock which constituted approximately 7.6% of the 9,291,326 shares outstanding as of February 13, 1998, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to the Securities of the Issuer:

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits:

     None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/16/98



By: /s/ David Pouliotte
       David Pouliotte